UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cyngn, Inc.

(Name of issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of class of securities)

23257B 107

(CUSIP number)

Lior Tal

1015 O’Brien Dr., Menlo Park, CA 94025

650-924-5905

(Name, address and telephone number of person authorized to receive notices and communications)

October 19, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257B 107

(1)	Names of reporting persons Lior Tal
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,365,004(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 5,365,004(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 5,365,004(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 19.9%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 4,865,004 shares of common stock, par value $.00001 per share (the “Common Stock”), issuable upon the exercise of options that are exercisable within 60 days of February 3, 2022.
(2)	Percentage is based upon 26,934,285 shares of common stock outstanding as of February 3, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.00001 par value per share, of Cyngn, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1015 O’Brien Dr., Menlo Park, CA 94025.

Item 2. Identity and Background

(a)	This statement is being filed by Lior Tal (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 1015 O’Brien Dr., Menlo Park, CA 94025.

(c)	Reporting Person is the Chief Executive Officer, Director and 10% shareholder of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 5,365,004 shares of Common Stock beneficially owned by Reporting Person includes 4,865,004 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of February 3, 2022. The remaining 500,000 shares of Common Stock were acquired by the Reporting Person on February 2, 2022 pursuant to an exercise of stock options, at $0.13 per share, of which the Reporting Person acquired directly from the Issuer.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 5,365,004 shares, or 19.9%, of the Issuer’s common stock. The Reporting Person’s ownership includes 500,000 shares of Common Stock held directly and 4,865,004 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of February 3, 2022. All percentages in this paragraph relating to beneficial ownership of Common Stock are based on 26,934,285 shares of Common Stock outstanding as of February 3, 2022, as reported by the Issuer. The amount of shares of Common Stock that Reporting Person has the right to acquire within 60 days of February 3, 2022 (4,865,004 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

(b)	The Reporting Person has the sole power to vote and dispose of all 5,365,004 shares of Common Stock, including the stock options. However, the shares of Common Stock underlying the options may not be voted unless and until such stock options are exercised and such shares issued.

(c)	Except for the transaction which is the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this statement and reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following table summarizes the terms of all outstanding options that the Issuer has granted to the Reporting Person.

Options (right to buy Common Stock)

Date of Grant	No. of Shares of Common Stock Underlying Option	Exercise Price	Vesting Schedule
03/23/2018	453,789	$0.13	These options are fully vested.
03/23/2018	2,424,215	$0.13	These options are fully vested.
05/31/2018	1,987,000	$0.22	These options are fully vested.
07/26/2021	1,600,000	$2.88	On the first year anniversary of the date of grant of July 26, 2021, 400,000 shares of the total option will vest. Thereafter, for the next 12 months, 33,333 shares shall vest monthly, such that on the second anniversary of the date of grant an additional 400,000 shares of the total option will vest. Thereafter, for the next 48 months 16,667 shares of the option will vest monthly until the option is fully vested on the 6th anniversary of the date of grant.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022	By:	/s/ Lior Tal
Lior Tal

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